Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

ANNUAL GENERAL STOCKHOLDERS' MEETING

Consolidated summary statement of remote voting

Pursuant to CVM Instruction No. 481/09, **Itaú Unibanco Holding S.A.** ("Company") discloses the summary statement of voting on the consolidation of voting instructions given by underwriters and of voting instructions given directly by the Company for each item presented in the remote voting form, about the matters submitted for resolution at its Annual General Stockholders' Meeting to be held on April 24, 2019 at 11:00 a.m. in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, as presented below:

Item	Description	Candidates	Voting	Number of shares	% over total voting
1	Take cognizance of the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit Committee Report, and examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2018:		Approve	14,341,756	98.5232
			Reject	-	-
			Abstain	214,980	1.4768
2	Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders' Meeting Manual available at: https://www.itau.com.br/relacoes-com-investidores/listgroup.aspx?idCanal=Sqjrl1eBRjH/MQgu2IlC3Q==&linguagem=en		Approve	13,739,511	94.3859
			Reject	-	-
			Abstain	817,225	5.6141
3	Fix the number of members who will comprise the Board of Directors in eleven (11) as proposed by the controlling shareholders:		Approve	13,668,156	93.8957
			Reject	71,355	0.4902
			Abstain	817,225	5.6141
4	Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976?		Yes	2,160,228	14.8401
			No	8,063,061	55.3906
			Abstain	4,333,447	29.7694
5	Election of the Board of Directors by candidate - Total members to be elected: 11 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alfredo Egydio Setubal	Approve	13,385,827	91.9562
			Reject	146,763	1.0082
			Abstain	1,024,146	7.0355
		Ana Lúcia de Mattos Barretto Villela	Approve	13,487,140	92.6522
			Reject	45,450	0.3122
			Abstain	1,024,146	7.0355
		Fábio Colletti Barbosa (Independent member)	Approve	13,532,590	92.9645
			Reject	-	-
			Abstain	1,024,146	7.0355
		Gustavo Jorge Laboissière Loyola (Independent member)	Approve	13,461,235	92.4743
			Reject	-	-
			Abstain	1,095,501	7.5257
		João Moreira Salles	Approve	13,461,235	92.4743
			Reject	-	-
			Abstain	1,095,501	7.5257
		José Galló (Independent member)	Approve	13,492,690	92.6904
			Reject	39,900	0.2741
			Abstain	1,024,146	7.0355
		Marco Ambrogio Crespi Bonomi (Independent member)	Approve	13,461,235	92.4743
			Reject	-	-
			Abstain	1,095,501	7.5257
		Pedro Luiz Bodin de Moraes (Independent member)	Approve	13,532,590	92.9645
			Reject	-	-
			Abstain	1,024,146	7.0355
		Pedro Moreira Salles	Approve	13,532,590	92.9645
			Reject	-	-
			Abstain	1,024,146	7.0355
		Ricardo Villela Marino	Approve	10,345,090	71.0674
			Reject	3,187,500	21.8971
			Abstain	1,024,146	7.0355
		Roberto Egydio Setubal	Approve	13,532,590	92.9645
			Reject	-	-
			Abstain	1,024,146	7.0355
6	If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates?		Yes	6,864,973	47.1601
			No	-	-
			Abstain	7,691,763	52.8399
7	View of all candidates for the assignment of the % (percentage) of votes to be attributed	Alfredo Egydio Setubal		563,420	8.5256
		Ana Lúcia de Mattos Barretto Villela		572,629	8.6649
		Fábio Colletti Barbosa (Independent member)		572,622	8.6648
		Gustavo Jorge Laboissière Loyola (Independent member)		572,622	8.6648
		João Moreira Salles		572,629	8.6649
		José Galló (Independent member)		572,622	8.6648
		Marco Ambrogio Crespi Bonomi (Independent member)		572,629	8.6649
		Pedro Luiz Bodin de Moraes (Independent member)		572,972	8.6701
		Pedro Moreira Salles		572,972	8.6701
		Ricardo Villela Marino		572,972	8.6701
		Roberto Egydio Setubal		572,972	8.6701

Exhibit 99.1

8	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (*)		Yes	1,000	0.0094
			No	1,310,613	12.3174
			Abstain	9,328,768	87.6733
9	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	8,654,863	81.3398
			No	1,179,743	11.0874
			Abstain	805,775	7.5728
10	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (*)		Yes	266,945,033	36.0817
			No	97,715,380	13.2077
			Abstain	375,174,651	50.7106
11	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	610,490,879	82.5172
			No	123,985,371	16.7585
			Abstain	5,358,814	0.7243
12	Election of the Fiscal Council by candidate - Total members to be elected: 2 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alkimar Ribeiro Moura (effective) / João Costa (substitute)	Approve	13,714,029	94.2109
			Reject	-	-
			Abstain	842,707	5.7891
		José Caruso Cruz Henriques (effective) / Reinaldo Guerreiro (substitute)	Approve	13,714,029	94.2109
			Reject	-	-
			Abstain	842,707	5.7891
13	Separate election of the Fiscal Council - Preferred shares Nomination of candidates to the Fiscal Council by stockholders holding preferred shares without voting or restricted voting rights	Eduardo Azevedo do Valle (effective) / Debora Santille (substitute)	Approve	970,404,808	95.8029
			Reject	-	-
			Abstain	42,512,946	4.1971
14	Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$380,000,000.00:		Approve	10,523,974	72.2962
			Reject	1,953,307	13.4186
			Abstain	2,079,455	14.2852
15	Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council:		Approve	13,739,511	94.3859
			Reject	-	-
			Abstain	817,225	5.6141

(*) This refers to the ownership interest held uninterruptedly over the period of three months, at least, immediately prior to the General Stockholders' Meeting, as provided for in paragraph 6 of Article 141 of Law No. 6,404/76.

São Paulo-SP, April 23, 2019.

ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations